United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

ARACRUZ CELULOSE S.A
A publicly held company
CNPJ/MF 42.157.511/0001-61
NIRE 080.441.262

CALL NOTICE
FOR AN
EXTRAORDINARY GENERAL MEETING

The shareholders of ARACRUZ CELULOSE S.A. (the “Company”) are invited to attend the Extraordinary General Meeting to be held in the boardroom at the Company’s headquarters at Rodovia Aracruz/Barra do Riacho, km 25 (Plant), in the municipality of Aracruz, in the state of Espírito Santo, at 9:00 a.m. on December 22, 2009, to deliberate the following agenda:

(i) analysis, discussion and approval of the Protocol and Justification of Stock Swap Merger of the Company by Fibria Celulose S.A. (“Fibria”), entered into by the Company, as the target, and Fibria, as the surviving entity, together with the pertinent documents, in light of the opinion of the Company’s Fiscal Council;

(ii) ratification of the hiring of PricewaterhouseCoopers Auditores Independentes as the specialized company responsible for appraising the Company based on shareholders’ equity at book value;

(iii) approval of the appraisal report prepared by PricewaterhouseCoopers;

(iv) approval of the stock swap merger of the Company by Fibria; and

(v) authorization of management to take all measures necessary to effect the stock swap merger.

All documents pertaining to the matters included in the Agenda will be available for review by interested shareholders at the Company’s headquarters and at its website at www.aracruz.com.br. By way of clarification, the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) in its Official Letter (Ofício CVM/SEP/GEA-4/Nº281/09) granted Fibria’s request to waive (i) the appraisals otherwise required by article 264 of Law nº 6.404/76 (the Brazilian Corporations Law), and item VI of paragraph 1 of article 2 of CVM Instruction 319, as well as (ii) the preparation of financial statements of the Company, audited by an independent auditor registered with the CVM, as otherwise required by article 12 of CVM Instruction 319.

Aracruz, December 7, 2009

Carlos Augusto Lira de Aguiar
Chief Executive Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer